SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5*)


                                  EGGHEAD, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    282330109
                                 (CUSIP Number)

  David A. Rocker                                   With a copy to:
  Suite 1759                                        Robert G. Minion, Esq.
  45 Rockefeller Plaza                              Lowenstein, Sandler, Kohl,
  New York, New York  10111                            Fisher & Boylan, P.A.
  (212) 397-1220                                    65 Livingston Avenue
                                                    Roseland, New Jersey  07068
                                                    (201) 992-8700

                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                November 21, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 282330109
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(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
    (entities only):

                  David A. Rocker
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(2) Check the Appropriate Box if a Member of a Group (See Instructions):
    (a) |_|
    (b) |_|
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(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions):  WC

--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e):     [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization:       United States

--------------------------------------------------------------------------------
Number of Shares           (7)   Sole Voting Power:              1,384,900*
Beneficially Owned         (8)   Shared Voting Power:                    0
by Each Reporting          (9)   Sole Dispositive Power:         1,384,900*
Person With:              (10)   Shared Dispositive Power:               0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,384,900*
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions):                          [ ]
--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11):        6.02%*
--------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions):              IA, IN
--------------------------------------------------------------------------------
* 1,151,900 shares (5.0%) of Egghead, Inc. common stock are owned by Rocker Partners, L.P., a New York limited partnership. 233,000 shares (1.01%) of Egghead, Inc. common stock are owned by Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands. David A. Rocker serves as the sole managing partner of Rocker Partners, L.P. and, through Rocker Offshore Management Company, Inc., as investment adviser to Compass Holdings, Ltd. See Item 5 for further information with respect to the computations set forth herein.

Item 1.   Security and Issuer.

     This Amendment No. 5 to the Schedule 13D of David A. Rocker relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Egghead, Inc. (the "Company") and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. The principal executive offices of the Company are located at 22705 East Mission, Liberty Lake, Washington 99019.

Item 2.   Identity and Background.

     The person filing this statement is David A. Rocker, whose business address is Suite 1759, 45 Rockefeller Plaza, New York, New York 10111. Mr. Rocker serves as the sole managing partner of Rocker Partners, L.P., a New York limited partnership having its principal executive office located at Suite 1759, 45 Rockefeller Plaza, New York, New York 10111. Rocker Partners, L.P. is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Rocker, through Rocker Offshore Management Company, Inc., serves as investment adviser to Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands, whose principal business address is Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands and whose principal business activity is substantially similar to that of Rocker Partners, L.P.

     Mr. Rocker has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rocker is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

     All funds used to purchase shares of Common Stock on behalf of Rocker Partners, L.P. come directly from the net assets of Rocker Partners, L.P. All funds used to purchase shares of Common Stock on behalf of Compass Holdings, Ltd. come directly from the net assets of Compass Holdings, Ltd.

Item 4.   Purpose of the Transaction.

     The acquisition of the shares of Common Stock referred to in Item 5 is solely for investment purposes on behalf of Rocker Partners, L.P. and Compass Holdings, Ltd., respectively. Mr. Rocker has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     The filing of this Amendment No. 5 to the Schedule 13D of David A. Rocker is the result of the increased number of issued and outstanding shares of Common Stock. Based upon the information set forth in the Company's Quarterly Report on Form 10-Q for the period ended September 27, 1997, as of October 25, 1997 there were 23,001,671 shares of Common Stock issued and outstanding. As of November 21, 1997, Rocker Partners, L.P. owned 151,900 of such shares, or 5.0% of those outstanding, and Compass Holdings, Ltd. owned 233,000 of such shares, or 1.01% of those outstanding. David A. Rocker possesses sole power to vote and to direct the disposition of all shares of Common Stock owned by Rocker Partners, L.P. and Compass Holdings, Ltd. The following table details the transactions by each of Rocker Partners, L.P. and Compass Holdings, Ltd. in shares of Common Stock during the past sixty days (all such transactions were effected in ordinary broker's transactions).

                            A. Rocker Partners, L.P.

     Date                           Quantity                           Price

                                   (Purchases)

September 23, 1997                    25,000                           $8.74
September 24, 1997                    25,000                            8.71
October 1, 1997                        4,000                            8.56
October 1, 1997                       11,000                            8.56
October 8, 1997                        4,900                           10.62
October 8, 1997                        6,300                           10.68
October 9, 1997                       44,600                           10.37
October 13, 197                       23,400                           10.39
October 13, 197                        2,500                           10.68
October 14, 197                       15,000                            9.56
October 14, 1997                       9,000                            9.75
October 16, 1997                       9,000                            9.50
October 17, 1997                      13,000                            8.93
October 17, 1997                      44,000                            9.12
October 20, 1997                         760                            9.37
October 21, 1997                      28,500                            9.50
October 27, 1997                       5,000                            8.62
October 28, 1997                      22,000                            7.67
October 30, 1997                       1,500                            9.50
November 10, 1997                      4,500                            9.56
November 12, 1997                      8,800                            8.12
November 17, 1997                      5,000                            8.62
November 16, 197                       6,000                            8.50
November 18, 1997                      9,000                            8.50


                                     (Sales)

September 23, 1997                   100,000                           $6.73
September 26, 1997                    40,000                            8.95
October 20, 1997                     140,000                            8.50
October 22, 1997                     140,000                            8.97
October 29, 1997                       4,000                            8.43
November 18, 1997                    162,400                            9.05


                            B. Compass Holdings, Ltd.

     Date                           Quantity                            Price

                                   (Purchases)

September 23, 1997                     3,100                            $8.74
September 25, 1997                    10,000                             7.75
October 1, 1997                        2,500                             8.56
October 9, 1997                        5,000                            10.37
October 9, 1997                       10,500                            10.46
October 13, 1997                       5,000                            10.39
October 14, 1997                       2,000                             9.56
October 14, 1997                       1,000                             9.75
October 16, 1997                       1,000                             9.50
October 17, 1997                       2,000                             8.93
October 17, 1997                       6,000                             9.12
October 21, 1997                       4,000                             9.50
October 21, 1997                         100                             9.75
October 28, 1997                       3,000                             7.67
October 29, 1997                         200                             6.43
November 10, 1997                        500                             9.56
November 12, 1997                      1,200                             8.12
November 13, 1997                      2,000                             8.28
November 18, 1997                      8,000                             8.47
November 18, 1997                      1,000                             8.50

                                     (Sales)

September 25, 1997                    10,000                            $8.27
September 26, 1997                     6,000                             8.95
October 9, 1997                       10,000                            10.75
October 21, 1997                         100                             9.75
October 22, 1997                       6,300                            10.07
October 29, 1997                         200                             8.43
November 13, 1997                      2,000                             8.50
November 18, 1997                      7,700                             8.51

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

     No contracts, arrangements, understanding or similar relationships exist with respect to the shares of Common Stock of the Company between David A. Rocker and any person or entity.

Item 7.    Materials to be Filed as Exhibits.

           Not Applicable.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        November 21, 1997

                                                    /s/  David A. Rocker
                                                    ----------------------------
                                                     David        A.     Rocker,
                                                     individually,  as  managing
                                                     partner of Rocker Partners,
                                                     L.P.,  and as  president of
                                                     Rocker Offshore  Management
                                                     Company,      Inc.,     the
                                                     investment    adviser    to
                                                     Compass Holdings, Ltd.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).